October 2, 2020

VIA EDGAR SUBMISSION

Mr. Valian A. Afshar
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Immunomedics, Inc. Schedule 14D-9 filed on September 24, 2020 File No. 005-35857

Dear Mr. Afshar:

On behalf of our client, Immunomedics, Inc. (“Immunomedics” or the “Company”), set forth below are the responses of the Company to the comments of the Staff (the “Staff”) in the Office of Mergers and Acquisitions of the Division of Corporation Finance of the U.S. Securities and Exchange Commission set forth in your letter, dated September 30, 2020 (the “Comment Letter”), regarding the above-referenced Schedule 14D-9 (the “Schedule 14D-9”). In connection with this letter, the Company is filing Amendment No. 2 to the Schedule 14D-9.

October 2, 2020

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have included the text of the Staff’s comments in bold below.

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Schedule 14D-9

Item 3. Past Contacts, Transactions, Negotiations and Agreements, page 2.

1.	We note that in the beneficial ownership table under the header “Outstanding Shares Held by Executive Officers and Directors,” there is a notation “(1)” next to the column titled “Number of Shares.” Please revise to clarify the footnote to which that notation relates.

In response to the Staff’s comment, Immunomedics has revised its disclosure in Amendment No. 2 to the Schedule 14D-9.

Item 4. The Solicitation or Recommendation, page 12.

2.	In your response letter, please confirm whether the terms the “Forecasts,” the “management forecasts” and the “Immunomedics Forecasts”—as defined in the summaries of Centerview’s and BofA Securities’ opinions in this section and in their opinions in Annexes A and B—are referring to the Projections disclosed in this section.

In response to the Staff’s comment, Immunomedics confirms that the terms the “Forecasts,” the “management forecasts” and the “Immunomedics Forecasts” refer to the Projections disclosed in this section.

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October 2, 2020

If you have any questions regarding the foregoing, please contact the undersigned at (212) 403-1005.

Very truly yours,

/s/ Victor Goldfeld
Victor Goldfeld

Cc:	Usama Malik, Chief Financial Officer, Chief Business Officer, Immunomedics, Inc.

Jared Freedberg, General Counsel, Corporate Secretary, Immunomedics, Inc.